

November 17, 2011

Via E-mail
John T. Staton
Chief Financial Officer and Treasurer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611

      Re: **Accretive Health, Inc.**
              Form 10-Q for the quarterly period ended June 30, 2011
              Filed August 12, 2011
              File No. 1-34746

Dear Mr. Staton:

We have reviewed your response letter dated October 27, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2011

Liquidity and Capital Resources, page 20

1.   We note your disclosure of the amount of accounts receivables from hospitals affiliated with Ascension Health in the footnotes of your prior annual financial statements. In light of the significant concentration, please also expand your liquidity discussion in future filings, including interim reports, to discuss the amount of accounts receivable from Ascension Health-affiliated hospitals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant